Exhibit 99.1

Jowell Global Ltd. Announces First Half 2022 Unaudited Financial Results

-- First Half Revenue of $100.4 million, up 47.5% year-over-year --

-- First Half GMV of $145.5 million, up 61.8% year-over-year --

SHANGHAI, China, September 29, 2022 (GLOBE NEWSWIRE) -- Jowell Global Ltd. (“Jowell” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial and Operational Highlights

●	Total revenues were $100.4 million, an increase of 47.5% from $68.1 million in the same period of 2021.

●	Net loss was $8.0 million, an increase of 1052.8% compared to a net loss of $0.7 million in the same period of 2021.

●	Total GMV (Gross Merchandise Value) transacted in our online shopping mall was $145.5 million, an increase of 61.8% from $89.9 million in the same period of 2021.

●	Total VIP members[1] as of June 30, 2022 were approximately 2.4 million, an increase of 15.1% compared to approximately 2.1 million as of June 30, 2021.

●	Total LHH stores[2] as of June 30, 2022 were 26,224, an increase of 2.5% compared to 25,588 as of June 30, 2021.

Mr. Zhiwei Xu, Chief Executive Officer and Chairman of Jowell Global Ltd., commented: “We remain confident about the enormous long-term potential of China’s consumer market. Although multiple cities in China implemented quarantine and restrictive measure to contain the spread of COVID-19 in the first half of the year, we achieved 62% and 48% year-over-year growth in GMV and revenues respectively, through a series of promotional activities which strengthened our existing and expanded new customer bases. As of the end of June, 2022, we grew our VIP members to approximately 2.4 million and LHH stores to 26,224.”

Ms. Mei Cai, Chief Financial Officer, added: “During the first half of this year, we carried out long lasting promotional activities in order to keep inventory at a healthy level, which have brought us more new customer orders and higher priced premium product orders. As a result, sales of our cosmetic products and household products achieved 68% and 114% year-over-year growth, respectively. During the second quarter, we have completed private placements for approximately $6.3 million and believe our cash position will meet our operating needs for at least one year.”

[1]	“Total VIP members refers to the total number of members registered on Jowell’s platform as of June 30, 2022.

[2]	LHH stores: the brand name of “Love Home Store”. Authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through Jowell’s online platform LHH Mall under their retailer accounts which provides them with major discounts.

Impact of COVID-19 Pandemic

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which spread quickly across many parts of China, the U.S. and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government imposed various measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the 2020 Chinese New Year holiday. Starting from March 2020, businesses in China began to reopen and interruptions to businesses were gradually removed. However, due to the outbreak of Omicron variant in the first half of 2022 in China, many cities in China have imposed new restrictions, quarantine and testing requirements and office closures, including Shanghai, where our headquarters are located. Employees of our VIE in Shanghai office worked from home from March 30, 2022 to June 1, 2022.

During the first half of 2022, the outbreak of COVID-19 and related control measures in China have caused negative impact on our product shipping and delivery as well as marketing activities and expenses due to travel restrictions and quarantine requirements. In response to the challenges, we implemented additional sales promotion measures to attract consumers and reduce the inventory during the period. Although, the outbreak has been generally under control in most parts of China now, it is hard to predict the impact of the COVID-19 pandemic on our business operations and financial results for remaining months of 2022, which is highly dependent on numerous factors beyond our control, such as the duration and spread of the pandemic, COVID-19 resurgence or new variant outbreak like Omicron, COVID-19 vaccine efficacy and distribution, and COVID-19 containment actions implemented by government authorities or other entities and the implementation of zero COVID policy in China, such as the restrictions and office closures in Shanghai and other cities in China, almost all of which are beyond our control.

First Half 2022 Financial Results

Total Revenues

Total revenues for the first half 2022 were $100.4 million, representing an increase of 47.5% from $68.1 million in the same period of 2021, primarily due to increase in the weighted average unit price of our products sold. Our weighted average unit price was $5.66 per unit for the first half of 2022, which increased by 45.0% from $3.90 per unit for the same period of 2021. In the first half of 2022, we have broadened our product offerings and focused on promoting premium brand products with higher average selling prices, which increased average selling prices for cosmetic products and household products. By selling these products, we have also attracted orders from more distributors in the first half of 2022, during which Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) has sold products to 291 distributors when compared to 188 distributors in the same period of 2021, and sales to distributors have also increased, representing approximately 86% of total revenue in the first half 2022 when compared to 68% in the same period of 2021.

	First Half Ended June 30%
Revenues	2022	2021	change
(in thousand)	US$	US$	YoY*
Product sales
● Cosmetic products	46,135.7	27,537.1	67.5%
● Health and nutritional supplements	23,048.1	26,018.5	-11.4%
● Household products	31,053.2	14,501.8	114.1%
● Others	170.0	18.1	841.2%
Total	100,407.0	68,075.4	47.5%

*	YoY – year over year

Total operating expenses were $108.9 million in the first half of 2022, an increase of 58.5% from $68.7 million in the same period of 2021.

●

Cost of revenues were $96.5 million in the first half of 2022, an increase of 52.7% from $63.2 million in the same period of 2021. The increase was primarily due to increased weighted average unit cost. Our weighted average unit cost was $5.44 per unit for the first half of 2022, which increased by 50.1% from $3.62 per unit for the same period of 2021. This is because we have sold more premium brand products, which are higher in unit cost than our self-branded and other generic products. Cost of sales as a percentage of total revenues was 96.1%, up from 92.9% in the same period of 2021. The Company periodically purchases merchandise from a related party controlled by the Chief Executive Officer and Chairman of the Company, during the ordinary course of business. For the first half of 2022, products purchased from this related party were $38.0 million or 21.27% of the total purchases of the Company.

●

Fulfillment expenses primarily consist of costs related to order fulfillment, including expenses we paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses were $1.8 million in the first half of 2022, an increase of 77.4% from $1.0 million in the same period of 2021. The increase was primarily due to $0.4 million increase in shipping costs led by the increase in average shipping cost, as we sold more premium products with higher value, which required higher shipping charge; and $0.3 million increase in warehouse rent as we rented more spaces since the third quarter of 2021 to meet our business growth needs. Fulfillment expenses as a percentage of total revenues were 1.7%, up from 1.4% in the same period of 2021.

●

Marketing expenses primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. Marketing expenses were $6.2 million in the first half of 2022, an increase of 152.4% from $2.5 million in the same period of 2021. Specifically, we incurred approximately $1.4 million more costs in advertising and promotional activities and approximately $1.0 million more marketing consulting fees as compared to the same period of 2021, in order to further enhance brand awareness in strategic geographic areas; and approximately $0.9 million more payroll and social security costs as compared to the same period of 2021, as we have expanded our sales team in order to obtain more orders from large corporate customers. Marketing expense as percentage of total revenues was 6.2% in the first half of 2022, up from 3.6% in the same period of 2021.

●

General and administrative expenses mainly consist of payroll, depreciation, office supplies and upkeep expenses. General and administration expenses were $4.5 million in the first half of 2022, an increase of 117.1% from $2.1 million in the same period of 2021. The increase was primarily due to $0.9 million in bad debt expenses due to the increase of aged receivables and advance to suppliers, and $1.2 million increase in share-based compensation for services provided by executives and employees. General and administration expenses as percentage of total revenues was 4.4% in the first half of 2022, up from 3.0% in the same period of 2021.

Operating loss

Operating loss was $8.5 million, compared to the operating loss of $0.6 million in the same period of 2021. Operating loss was primarily due to the implementation of our business expansion plan, which has significantly increased our cost of revenues, marketing expenses and general and administrative expenses.

Net loss

Net loss was $8.0 million, an increase of 1052.8% compared to net loss of $0.7 million in the same period of 2021.

Earnings (Loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). The Company’s each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time by its holder. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. For the first half ended June 30, 2022 and 2021, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and cash equivalents

As of June 30, 2022, the Company had cash and restricted cash of $10.3 million, among which $2.5 million of the cash were held by Shanghai Juhao with banks and financial institutions inside China as the Company conducted its operations primarily through Shanghai Juhao, a consolidated variable interest entity (“VIE”) of the Company in China.

For the first half of 2022, the Company reported a net loss of $8.03 million and a negative operating cash flows of $16.19 million. Since the Company went public in March 2021, we have focused on implementation of our business expansion plan, which has significantly increased our cost of revenues, marketing expenses and general and administrative expenses.

Presently, the Company’s principal sources of liquidity are from its operations, proceeds from its recent private placements of $6.3 million, and the bank loan. With the uncertainty of the current market and the impact of the COVID-19 pandemic, management believes it is necessary to enhance the collection of our accounts receivable, control of our expenses, and be cautious on operational decisions and project selections. As of August 31, 2022, approximately $4.2 million, or 81%, of our accounts receivable balance as of June 30, 2022 had been collected.

Based on the latest business plan of the Company, Shanghai Juhao has reduced its promotion efforts and marketing expenditures since the second half of 2022, which will reduce its cash flow used in operating activities. Therefore, management believes that the above-mentioned measures, as well as existing cash and restricted cash on hand of approximately $10.3 million, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s condensed consolidated financial statements are issued.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of June 30, 2022 and December 31, 2021 were RMB1 for $0.1493 and $0.1572, respectively. The average exchange rates for the six months ended June 30, 2022 and 2021 were RMB1 for $0.1543 and $0.1545, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

In China:

Jowell Global Ltd.

Ms. Jessie Zhao

Email: IR@1juhao.com

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash	$7,294,808	$18,249,737
Restricted cash	3,000,000	2,999,990
Accounts receivable	4,724,102	4,966,226
Accounts receivable - related parties	268,505	480,111
Advance to suppliers	5,610,921	5,211,542
Advance to suppliers - related parties	9,893,840	-
Inventories, net	13,045,643	12,316,766
Prepaid expenses and other current assets	1,944,721	2,082,409
Total current assets	45,782,540	46,306,781

Long-term investment	4,784,212	4,861,824
Property and equipment, net	1,119,279	524,428
Intangible assets, net	988,999	386,510
Right of use lease assets, net	4,411,567	5,284,379
Other non-current asset	267,606	1,090,471
Deferred tax assets	560,635	273,525
Total Assets	$57,914,838	$58,727,918

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$2,538,033	$2,672,366
Accounts payable	7,348,227	5,054,867
Accounts payable - related parties	17,616	2,333,455
Deferred revenue	4,076,437	2,060,872
Deferred revenue - related parties	7,746	93,170
Current portion of operating lease liabilities	1,338,337	1,317,006
Accrued expenses and other liabilities	1,485,404	1,341,690
Due to related parties	174,417	134,381
Taxes payable	360,116	43,019
Total current liabilities	17,346,333	15,050,826

Non-current portion of operating lease liabilities	3,083,191	3,993,641
Total liabilities	20,429,524	19,044,467

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0001 par value, 450,000,000 shares authorized, 31,458,215 and 25,677,965 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	3,146	2,568
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at June 30, 2022 and December 31, 2021, respectively	75	75
Additional paid-in capital	48,260,633	40,827,231
Statutory reserves	394,541	394,541
Accumulated deficit	(11,071,015)	(3,036,045)
Accumulated other comprehensive income (loss)	(102,066)	1,495,081
Total Stockholders’ Equity	37,485,314	39,683,451

Total Liabilities and Stockholders’ Equity	$57,914,838	$58,727,918

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021

Net Revenues
Revenues - third party	$100,314,724	$66,822,990
Revenues - related party	92,318	1,252,451
Total Net Revenues	100,407,042	68,075,441

Operating Expenses:
Cost of revenues	(96,499,119)	(63,212,058)
Fulfillment expenses	(1,751,330)	(986,971)
Marketing expenses	(6,209,824)	(2,460,195)
General and administrative expenses	(4,463,950)	(2,056,529)
Total operating expenses	(108,924,223)	(68,715,753)

Loss From Operations	(8,517,181)	(640,312)

Other Income (Expenses), net
Interest expense	(60,013)	(30,544)
Investment income	172,416	-
Other income (expense), net	58,780	(7,687)
Other Income (expenses), net	171,183	(38,231)

Loss Before Income Taxes	(8,345,998)	(678,543)

Provision (Benefit) for Income Taxes	(311,028)	18,444

Net loss	$(8,034,970)	$(696,987)

Loss Per share – Basic and Diluted	$(0.30)	$(0.03)

Weighted Average Shares Outstanding – Basic and diluted	26,404,465	23,594,306

Net loss	$(8,034,970)	$(696,987)

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	(1,597,147)	269,397

Comprehensive Loss	$(9,632,117)	$(427,590)

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(Unaudited)

	Commom Stock		Preferred Stock		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit)	Income (loss)	Total

Balance at January 1, 2022	25,677,965	$2,568	750,000	$75	$40,827,231	$394,541	$(3,036,045)	$1,495,081	$39,683,451

Private placements issuance	5,230,000	523	-	-	6,275,477	-	-	-	6,276,000
Share-based compensation	550,250	55	-	-	1,157,925	-	-	-	1,157,980
Net loss for the period	-	-	-	-	-	-	(8,034,970)	-	(8,034,970)
Foreign currency translation loss	-	-	-	-	-	-	-	(1,597,147)	(1,597,147)

Balance at June 30, 2022	31,458,215	$3,146	750,000	$75	$48,260,633	$394,541	$(11,071,015)	$(102,066)	$37,485,314

Balance at January 1, 2021	21,149,425	$2,115	750,000	$75	$14,171,120	$394,541	$3,353,031	$823,862	$18,744,744

Issuance of Ordinary Shares, net of offering expenses	4,271,429	427	-	-	25,684,937	-	-	-	25,685,364
Share-based compensation	50,000	5	-	-	155,848	-	-	-	155,853
Net loss for the period	-	-	-	-	-	-	(696,987)	-	(696,987)
Foreign currency translation gain	-	-	-	-	-	-	-	269,397	269,397

Balance at June 30, 2021	25,470,854	$2,547	750,000	$75	$40,011,905	$394,541	$2,656,044	$1,093,259	$44,158,371

JOWELL GLOBAL LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(8,034,970)	$(696,987)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	195,420	52,738
Income from long-term investment	(172,416)	-
Allowance for doubtful accounts	906,484	-
Amortization of operating lease right-of-use assets	663,044	441,527
Inventory reserve	337,630	7,269
Deferred income taxes	(311,028)	-
Share-based compensation	1,157,980	155,853
Changes in operating assets and liabilities:
Accounts receivables	(442,472)	(4,206,937)
Accounts receivable - related Parties	193,809	(129,681)
Trade notes receivable	-	(139,067)
Inventories	(1,731,202)	(7,635,775)
Advance to suppliers	(1,155,484)	(6,205,813)
Advance to suppliers - related parties	(10,228,261)	588,886
Prepaid expenses and other current assets	36,012	(1,569,793)
Accounts payables	2,633,562	(1,617,395)
Accounts payables - related parties	(2,186,368)	5,440,124
Trade notes payable	-	(576,517)
Deferred revenue	2,107,320	1,118,553
Operating lease liabilities	(678,538)	(484,933)
Taxes payable	330,050	(576,478)
Accrued expenses and other liabilities	192,449	(85,487)
Net cash used in operating activities	(16,186,980)	(16,119,913)

Cash flows from investing activities:
Due from related parties	-	(20,000)
Purchase of intangible assets	-	(11,647)
Purchase of equipment	(686,560)	(261,649)
Net cash used in investing activities	(686,560)	(293,296)

Cash flows from financing activities:
Private placements issuance	6,276,000	-
Net proceeds from the Initial Public Offering	-	25,685,364
Procceds from short-term loans	-	2,626,821
Proceeds from related party loans	48,372	-
Repayment of related party loans	-	(595,103)
Net cash provided by financing activities	6,324,372	27,717,082

Effect of exchange rate changes on cash and restricted cash	(405,752)	224,059

Net increase (decrease) in cash and restricted cash	(10,954,919)	11,527,933
Cash and restricted cash, beginning of period	21,249,727	18,244,055
Cash and restricted cash, end of period	$10,294,808	$29,771,988

Supplemental disclosure information:
Cash paid for income tax	$-	$4,565
Cash paid for interest	$60,013	$30,544

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$-	$122,997
Cash paid in prior year for purchase of intangible assets	$794,010	$-
Right of use assets obtained in exchange for operating lease obligations	$35,341	$1,791,495